FundX Investment Trust
101 Montgomery Street, Suite 2400
San Francisco, California 94104-3008

December 26, 2024

VIA EDGAR TRANSMISSION

Mr. Kenneth Ellington, Staff Accountant
United States Securities and Exchange Commission
Division of Investment Management
100 "F" Street N.E.
Washington, D.C. 20549

Re:    FundX Investment Trust (the “Trust”)
SEC File Numbers: 333-194652; 811-22951

Dear Mr. Ellington:

This correspondence is being filed in response to comments you provided via telephone on December 20, 2024 in connection with the SEC Staff’s Sarbanes-Oxley Act of 2002, as amended, review of the Trust’s Form N-CSR filing, as filed with the Commission on December 6, 2024 (the “Annual Report”), for its Funds.

For your convenience in reviewing the Trust’s response, your comment is briefly summarized below, immediately followed by the Trust’s response.

Comment 1: The staff notes that in the cumulative performance graph for the Conservative ETF a blended index is presented. In accordance with Item 4(b)(2)(iii) of Form N-1A and instruction six to item 27A(d)(2) please explain how the chosen benchmark index is deemed to be an appropriate board-based securities market index?
Response: The Trust confirms that future Form N-CSR filings for the Conservative ETF will include a line graph for the S&P 500 Index and another for the Bloomberg Aggregate Bond Index in the cumulative performance graph.
I trust that the above responses and revisions adequately address your comments. If you have any questions, need any additional information or would like any clarification, please contact me at (415) 248-8366.

Sincerely,

/s/ Jeff Smith
Jeff Smith
President, FundX Investment Trust